Exhibit 77E


There  are  multiple outstanding class and derivative actions ("Actions") filed since September  4,  2003, against the Strong Funds, their affiliates and other parties as defendants  in  certain federal and state courts primarily regarding

market timing and late trading  allegations.   By  virtue of a series of orders

dated beginning February 20, 2004, the United States  Judicial  Panel for Multi

District Litigation ("MDL") ordered the transfer of all Actions then pending in federal court to the District of Maryland for pre-trial coordination with cases

involving other mutual fund families subject to similar claims.   On  September

30,  2004, three consolidated amended complaints were filed in the District  of

Maryland  court:  one for derivative claims, one for class actions, and one for

ERISA claims.   Earlier  this year, the Strong Funds and other defendants moved to dismiss the consolidated amended complaints for, among other things, failure to state claims.  Oral arguments on the aspects of the dismissal motions common to all (or most) fund families  were  heard  on  June  16 and 17, 2005, and the court  took the matter under advisement.  The court has not  decided  if  there will be  oral  arguments  on the remaining issues raised by the individual fund family dismissal motions.


The Actions generally allege,  among other things, that the defendants violated

their  fiduciary  duty  to  fund  shareholders   and  certain  retirement  plan

participants,  and  made  false  and  misleading  statements   in   the  funds'

prospectuses  in  violation  of  federal and state securities laws. The Actions generally seek one or more of the  following:  compensatory  damages,  punitive damages,  special  damages, exemplary damages, rescission, restitution, payment of plaintiffs' attorneys'  fees  and  experts'  fees, and/or replacement of the

Board of Directors of the Strong Funds. One state  Action  was  not  removed to federal court and thus was not consolidated into the MDL Consolidated  Actions,

but that Action has been stayed.  A similar action was filed earlier this  year in Kansas state court against one of the Strong Funds but no response to it  is yet due.


The  Attorney General of West Virginia commenced an action in the Circuit Court of Marshall  County,  West  Virginia against of number of mutual fund families,

including affiliates of the Registrant.  The complaint alleges market timing or late trading violations against the defendants and claims that such actions are

unfair  or deceptive acts under  West  Virginia  law.   The  state  is  seeking

injunctive  relief,  civil  penalties, investigative costs and attorneys' fees.

The action was removed to the  United  States  District  Court for the Northern

District  of  West  Virginia,  and  the removing defendants have  notified  the

Judicial Panel for the MDL that this  is  a  tag-along  action  that  should be transferred to the District of Maryland.  The state has opposed transfer before the MDL and indicated that it will seek to remand the action to state court.